IM Cannabis Reports 62% Increase in Consolidated Revenue and 54% Gross Margin in Q2 2020

  Consolidated revenue increased to $3.8 million in Q2 2020, from $2.3 million in the prior year, a 62% increase, and a 180% increase over Q1 2020

  Gross margin before fair value impacts was 54% in Q2 2020

  Q2 2020 milestones include:

    Six pharmacy sales agreements signed by Focus Medical to sell IMC-branded medical cannabis in Israel

    Execution of German distribution platform with seven binding sales commitments signed

    First imports from Spain and Canada into Israel by Focus Medical

    Gross proceeds of approximately $6.0 million from the exercise of warrants and broker compensation options

* Currency is in CAD$ unless specified otherwise

Toronto and Glil Yam, Israel, August 26, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator in the medical cannabis sector with operations in Israel and across Europe, is pleased to announce its financial results for the three and six months ending June 30, 2020 ("Q2 2020").

"In the second quarter of 2020, the IMC team executed on many milestones that will accelerate the Company's long-term growth. In particular, the supply and distribution structure for the sale of IMC-branded medial cannabis products in Israel and Germany has never been stronger, and now includes 13 total distribution partners and eight supply partners. We have only begun to see the financial results from our efforts with a 62% increase in revenue in the second quarter as compared to the prior year, and a 180% increase over the prior quarter. As we deliver on our contracted sales commitments and secure additional supply and distribution agreements, we have a strong balance sheet to fund our operations and I am very confident we will continue to build shareholder value as we establish IMC as a leading brand in global medical cannabis," said Oren Shuster, CEO of IMC.

Business Highlights

Highlights during the three months ended June 30, 2020:

  Consolidated revenue increased to $3.8 million in Q2 2020, from $2.3 million in Q2 2019, a 62% increase, while realizing gross margin before fair value impacts of 54%;

  Focus Medical Herbs Ltd. ("Focus Medical") signed sales agreements to supply an aggregate of 33,075kg of IMC-branded medical cannabis to six groups of Israeli pharmacies, with retail pharmacies in addition to e-commerce and home delivery platforms, which are expected to generate $193.5 million  of consolidated revenue over the next three years, with expected gross margins of approximately 50%;

  Focus Medical announced it has now secured all of the supply required to be delivered under the six binding pharmacy sales agreements it has signed, securing six sources of supply in Israel;

  Announced Focus Medical's first successful import of medical cannabis from Spain into Israel from the Company's EU-GMP supply partner, and its first import from Canada to Israel of indoor medical cannabis;

  Built the foundation for the Company's European distribution platform with three binding sales commitments with distributors in Germany for the delivery of over 825kg of IMC-branded medical cannabis products over the next twelve months;

  Announced a binding term sheet for the distribution of CannEpil®, a phytocannabinoid medicine developed for the treatment of refractory epilepsy, in Israel for a five-year term; and

  Exercised common share purchase warrants and broker compensation options for gross proceeds of approximately $6.0 million.

Highlights subsequent to June 30, 2020:

  Added four distribution partners in Germany, for a total of seven, that will distribute IMC-branded medical cannabis, with a total of 1,525kg under binding purchase commitments; and

  Focus Medical entered into a five-year supply agreement, with the option to extend the agreement another five years, for the production of IMC-branded medical cannabis products with a cultivator in Israel, brining the total to six cultivators producing under the IMC brand.

Overview of results for the year and three months ended June 30, 2020

	For the six months ended June 30,		For the three months ended June 30,
	2020	2019	2020	2019
Revenues	$5,097	$4,269	$3,757	$2,314
Gross profit before fair value impacts in cost of sales	$2,656	$2,407	$2,025	$1,624
Gross margin before fair value impacts in cost of sales (%)	52%	56%	54%	70%
Net Income (Loss)	$(9,496)	$(7,197)	$(9 ,696)	$(610)
Net Income (Loss) per share attributable to equity holders of the Company - Basic and Diluted (in CAD)	$(0.07)	$(0.06)	$(0.06)	$(0.01)

	For the six months ended June		For the three months ended June
	2020	2019	2020	2019
Operational Profit (Loss)	(1,191)	(1,600)	(2,855)	(295)
Depreciation & Amortization	428	262	332	168
EBITDA	(763)	(1,338)	(2,523)	(127)

IFRS Biological assets fair value adjustments, net	(3,924)	(1,159)	37	(640)
Share-base payments	1,427	1,161	933	612
Other Non-recurring costs	525	618	525	-
Adjusted EBITDA (Non-IFRS)	(2,735)	(718)	(1,028)	(155)

IMC reported revenues for the three months ending June, 2020 of $3.8 million compared to $2.3 million for the three months ending June 30, 2019, an increase of 62%. The increase was primarily due to higher selling prices in the Israeli medical cannabis market.

Adjusted EBITDA loss was $1.0 million for the three months ending June 30, 2020, compared to a loss of $0.2 million in the prior year. Adjusted EBITDA was impacted by the variance in revenue, as well as increases to operating expenses, which included new marketing and corporate initiatives in both Germany and Israel.

Net loss for the three months ending June 30, 2020 was $9.696 million compared to a net loss of $0.6 million for the three months ending June 30, 2019. The variance to net loss was attributable to the factors impacting EBITDA, a $7.2 million non-cash expense relating to the revaluation of warrants, and a $1.5 million increase in general and administrative costs.

The complete unaudited financial statements and related management's discussion and analysis for the three and six months ending June 30, 2020, will be available under the Company's SEDAR profile at www.sedar.com.

About IM Cannabis Corp.

IMC (CSE: IMCC) is a multi-country operator (MCO) in the medical cannabis sector headquartered in Israel and with operations across Europe. Over the past decade, IMC has built its brand as a provider of premium medical cannabis products in the Israeli market. The Company has also expanded its business to offer intellectual property related services to the medical cannabis industry based on proprietary processes and technologies it developed for the production of medical cannabis.

In Europe, IMC operate through a German-based subsidiary and EU-GMP certified medical cannabis distributor - Adjupharm GmbH. IMC's European presence is also augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors with the objective of capitalizing on the increased demand for medical cannabis products and bringing the IMC brand and its product portfolio to European patients.

As one of the world's medical cannabis pioneers, IMC partners with renowned academic institutions and scientists as well as allocates resources and investments for the development of innovative technologies to improve the lives and medical cannabis therapies outcomes of patients around the world.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical is an "investee" of the Company under IFRS due to the Company's "de facto control" over Focus Medical despite not having any direct or indirect ownership of it. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with six other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

Forward-Looking Information and Non-IFRS Measures

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions.  Forward-looking information in this press release includes statements relating to the strategic business plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical cannabis market in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli cultivation license and the expected decriminalization of cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company operates or intends to operate; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Company and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees.

This news release includes reference to "gross margin", "EBITDA" and "Adjusted EBITDA", which are non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. The most directly comparable IFRS measure presented by the Company in its financial statements would be gross profit before fair value adjustments divided by revenue. The Company defines EBITDA as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted by removing other non-recurring or non-cash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, depreciation of right-of-use assets, revaluation adjustments of financial assets and liabilities measured on a fair value basis and non-recurring transaction costs included in operating expenses. EBITDA and Adjusted EBITDA have no direct comparable IFRS financial measures. The Company has used or included these non-IFRS measures solely to provide investors with added insight into IMC's financial performance. Readers are cautioned that such non-IFRS measure may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The forward-looking information contained herein are current as of the date of this press release. Except as required by law, the Company does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking information, nor does it intend, or assume any obligation, to update or revise such forward-looking information to reflect new events or circumstances. Any and all forward-looking information included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this press release.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca